FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

16 April 2014

HSBC BANK OMAN S.A.O.G. AGREES TO SELL ITS BUSINESS IN INDIA

HSBC Bank Oman S.A.O.G., an indirect 51% owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its banking business in India (the 'Business') to Doha Bank QSC ('Doha Bank'). All employees in the Business are expected to transfer to Doha Bank as part of the sale. At 31 December 2013, the Business to be sold had two branches and gross assets of INR3.5bn (approximately US$58m).

The transaction, which is subject to shareholders' and regulatory approvals, is expected to complete during the second half of 2014.

Media enquiries to:
David Fisk	+ 968 (0) 2494 7673	david.fisk@hsbc.com
Brendan McNamara	+ 44 20 7991 0655	brendan.mcnamara@hsbc.com
Investor Relations enquiries to:
Hugh Pye	+ 852 2822 4908	hugh.pye@hsbc.com
Guy Lewis	+ 44 20 7992 1938	guylewis@hsbc.com

Notes to editors:

1.	HSBC in Oman
HSBC in Oman is represented by HSBC Bank Oman S.A.O.G. which was formed in June 2012 after Oman International Bank S.A.O.G. merged with HSBC Bank Middle East Limited's operations in Oman. HSBC Holdings plc owns 51% of the combined entity through its indirect wholly owned subsidiary HSBC Bank Middle East Ltd. Today, HSBC Bank Oman is the second largest local Omani bank in terms of branch network and the largest internationally connected financial institution in the Sultanate.

2.	HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquarteed in London. The Group serves customers worldwide from around 6,300 offices in 75 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 16 April 2014